O L S H A N	PARK AVENUE TOWER ¡ 65 EAST 55TH STREET ¡ NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ¡ FACSIMILE: 212.451.2222

EMAIL: JSPINDLER@OLSHANLAW.COM DIRECT DIAL: 212.451.2307

September 27, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	GenCorp Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 6, 2013
File No. 333-190199

Dear Ms. Long:

On behalf of our client, GenCorp Inc. (“GenCorp” or the “Company”), set forth below are the responses of GenCorp to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated September 20, 2013, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”). GenCorp submitted to the Commission today, via EDGAR, Amendment No. 2 to the Form S-4 (“Amendment No. 2”), including, where necessary, additional information or revisions requested by the Staff.

The responses below follow the sequentially numbered comments from the Staff’s letter of September 20, 2013. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 47

1.	We note your disclosure on page 47 that states “Rocketdyne’s consolidated financial information has been derived from its historical consolidated financial statements as of and for the six months ended March 31, 2013, and for its fiscal year ended December 31, 2012.” In light of the fact that Rocketdyne’s fiscal year ended December 31, 2012, please tell us and disclose how you computed the amounts presented in the six months ended March 31, 2013 column. Ensure that you disclose which periods were combined, as well as the sales and income for any periods which were excluded from or included more than once in the pro forma income statements. Refer to Rule 11-02(c)(3) of Regulation S-X.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 27, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 51 in the S-4 to disclose (i) that Rocketdyne’s financial information for the three months ended December 31, 2012 were included in the pro forma financial statements for the six months ended May 31, 2013 and for the fiscal year ended November 30, 2012, and (ii) Rocketdyne’s pro forma sales and net income for the three months ended December 31, 2013.

Description of the New Notes, page 80

Collateral, page 82

2.	We note your response to comment nine of our letter dated August 13, 2013 and your disclosure on page 84 that the value of the capital stock of each subsidiary whose pledged capital stock is limited by the 3-16 limitation is significantly above the 20% threshold. So that investors may better understand the significance of the pledged capital stock, please disclose, for each of Aerojet Rocketdyne, Inc., Aerojet Rocketdyne of DE, Inc. and Easton Development Company, LLC, whether the pledged securities would constitute a material interest in the given company if foreclosed upon. For example, the significance of the pledged securities would vary depending on whether they represent a controlling interest in the company. Please also note that we continue to believe that whether the assets of the subsidiary guarantors have been separately pledged as collateral to secure the notes does not affect the materiality of disclosure relating to the pledged securities subject to Rule 3-16.

Response: In response to the Staff’s comments, disclosure has been added on pages 42 and 83 of the Amendment to address the Staff’s comment.

The Company believes that the foregoing has been responsive to the Staff’s comments. Accordingly, the Company would like to request acceleration of effecting of the Registration Statement as soon as possible.

If you have any questions related to this letter, please contact me at (212) 451-2307.

Sincerely,

Jeffrey S. Spindler